Exhibit 99.1

BTQ Technologies' QPerfect Subsidiary and the University of Strasbourg Partner to Support France's First Public Neutral-Atom Quantum Computing Platform

QPerfect joins the aQCess team to build a hardware-accurate digital twin of the processor with MIMIQ™ as a tool to accelerate quantum software R&D

VANCOUVER, BC, July 22, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced that its wholly owned subsidiary, QPerfect, has entered into a research collaboration with the University of Strasbourg in support of aQCess, France's first publicly accessible neutral atom quantum computing platform.

Led by co-coordinators Shannon Whitlock and Guido Pupillo at the Centre Européen de Sciences Quantiques ("CESQ"), part of the Institut de Science et d'Ingénierie Supramoléculaires ("ISIS"), a joint laboratory of the University of Strasbourg and the CNRS, the aQCess platform is targeting more than 400 qubits and is designed to give researchers and industry open access to state-of-the-art neutral atom hardware.

Under the partnership, QPerfect is building a hardware-accurate digital twin of the aQCess quantum processor using its MIMIQ™ simulation platform. The collaboration brings QPerfect's software stack into direct contact with a sovereign European quantum computing initiative supported by the French National Strategy for Quantum Technologies, reinforcing BTQ's broader strategy of developing technologies across quantum software, hardware and secure network infrastructure.

The first joint project delivers a cloud-based, hardware-accurate quantum digital twin of the aQCess processor. The digital twin replicates the machine at the circuit level, including its native gate set, instruction set architecture, atom transport operations and experimentally characterized noise, acting as a virtual backend that mirrors the real hardware. Built on MIMIQ™ and deployed both on premises at CESQ and as a cloud accessible service, it lets research teams and end users design, test and validate quantum workloads against an accurate model of the machine before and alongside running on the physical system.

Co-located in the same building and sharing a scientific heritage and research agenda, QPerfect and the aQCess team bring the simulation, compilation and error correction software stack into direct contact with neutral atom hardware as it comes online. This proximity gives QPerfect a hardware-accurate view of a real, scaling quantum system and supports BTQ's objective of building trusted quantum technologies that can move beyond theory and into real infrastructure. The scientific effort is led by Guido Masella for QPerfect and Stanimir Kondov for CESQ.

"QPerfect's collaboration with the University of Strasbourg reflects exactly why BTQ moved to bring this team and technology into our platform," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "BTQ builds trusted quantum technologies across silicon, blockchain and quantum networks. MIMIQ™ sits directly within that deployment layer, helping users run, validate and control quantum systems before and alongside real hardware. By placing QPerfect's software stack alongside one of Europe's leading neutral atom quantum computing initiatives, we are strengthening the tools needed to make quantum systems more usable, more reliable and more accessible as they scale."

"Every major shift in computing is won or lost at the interface between hardware and the software that makes it usable. I lived that with the transition to public key cryptography, and we are at exactly that point in quantum computing today," said Philippe Blot, Chief Executive Officer of QPerfect. "Working shoulder to shoulder with the aQCess team gives us something rare: a hardware accurate view of a real, scaling neutral atom machine. That is how we make MIMIQ™ a faithful digital twin, and how we sharpen the compilation and error correction software, including our Quantum Logic Unit, QLU™, that we are building for neutral atom systems as they scale toward 400 qubits and beyond."

"aQCess is built to give France and Europe open access to leading neutral atom quantum hardware. A trustworthy digital twin is essential to that mission. It lets users get productive on day one and lets us validate the machine as it scales," said Guido Pupillo, Co-Coordinator of aQCess. "QPerfect's simulation and compilation expertise, right here on campus, is a natural fit for this work."

About aQCess
aQCess – "Atomic Quantum Computing as a Service" – is a full-stack public quantum computing platform led by the University of Strasbourg and supported by the French National Strategy for Quantum Technologies via the National Research Agency Equipex+ grant ANR-21-ESRE-0032, as part of the Quantum Sciences and Technologies priority programme for research (PEPR-Quantique: pepr-quantique.fr/projet/aqcess). It brings together 18 partners, including 7 multidisciplinary research institutes, 3 graduate schools, 4 international partners, and 2 quantum hubs. aQCess is based on a first-of-its-kind digital quantum processor with more than 400 high-quality, individually controllable atomic qubits. It is powered by ultracold ytterbium atoms with Rydberg-mediated interactions, which have emerged as one of the most scalable physical systems for quantum computing. It leverages the most recent scientific and technological advances and makes quantum computing more accessible to academia and industry on national and international levels. The platform is open for multidisciplinary research and teaching spanning chemistry, materials science, physics, mathematics, and computer science, and serves as a training, testing, and development platform for the growing number of start-ups and established companies investing in quantum technologies. More information: aqcess.cesq.fr

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About QPerfect
QPerfect, a wholly owned subsidiary of BTQ Technologies, is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logic Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility -- surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: aQCess; QPerfect's partnership with aQCess and the benefits thereof to the Company and QPerfect; the joint projects with aQCess, including the uses and benefits of such projects; the business plans of the Company; the Company's research partnerships; and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks relating to the integration of QPerfect; risks that QCIM, QSSN, Bitcoin Quantum, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early-stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the post-quantum cryptography and quantum computing industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; risks relating to changes in regulatory frameworks for digital assets, stablecoins, and post-quantum cryptographic standards; risks that the Bitcoin Quantum mainnet launch may not occur on the anticipated timeline or achieve the expected network adoption; and other risk factors as detailed from time to time in the Company's public disclosure documents filed on SEDAR+ and EDGAR. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 22-JUL-26